EXHIBIT 99.1

Evaxion announces promising results from Phase 1/2a clinical trial of personalized DNA cancer immunotherapy EVX-02

COPENHAGEN, Denmark, Nov. 17, 2022 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announced promising clinical data from the Phase 1/2a first-in-human study of its DNA-based cancer immunotherapy, EVX-02.

In the clinical study, EVX-02 is given in combination with a checkpoint inhibitor and targets cancer mutations, neoantigens, in patients with resected melanoma. The Company reported encouraging interim safety and immunogenicity data from the Phase 1/2a study of its personalized DNA-based immunotherapy, EVX-02. The results are summarized below.

“We are thrilled to announce promising interim data from the first eight patients in our Phase 1/2a study of EVX-02. We believe that these results serve as validation of our DNA technology for personalized cancer immunotherapy. All patients demonstrated a specific T-cell immune response induced by the treatment, confirming the potential capabilities of our AI platform technology. And importantly, the treatment appeared to be well tolerated in all patients, with only very mild adverse events (AEs) observed,” said CEO Per Norlén.

Personalized cancer immunotherapy, like EVX-02, is particularly challenging to produce because a new and unique drug is manufactured for each patient.

“This is a tremendous achievement. Our team has successfully completed this complex process, from biopsy, through genome sequencing, a selection of the most promising cancer targets through our AI platform technology, to manufacturing, quality testing, and drug product production and delivery. And they succeeded with every single step for each patient,” says Mr. Norlén.
“The promising EVX-02 data, demonstrating both proof of mechanism and an encouraging safety profile, give us exactly what we need for our upcoming clinical trial of EVX-03 and our next-generation DNA technology.”

Interim results in summary:

  Safety: Treatment appeared to be well tolerated in all patients, with only very mild adverse events (AEs) observed in relation to EVX-02 treatment.
  EVX-02 induced CD4+ and CD8+ specific T-cell responses in all patients, providing proof of mechanism for our DNA-delivery technology, in that the delivered EVX-02-DNA gave rise to immune reactions to its encoded neoantigen peptides.
  The T-cell responses were robust and long-lasting.

A full clinical trial report for the EVX-02 Phase 1 study is expected in the second quarter of 2023.

About Evaxion
Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. A proprietary and scalable AI technology is used to decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

Evaxion Biotech A/S
Per Norlén
Chief Executive Officer (CEO)

For more information, please contact
Katrine Hertz Mortensen
VP, Communications and Public Relations
khm@evaxion-biotech.com
+45 3010 0203

Source: Evaxion Biotech

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